Exhibit 99.3

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West	Telephone	(416) 777-8500
PO Box 31 Stn Commerce Court	Telefax	(416) 777-8818
Toronto ON M5L 1B2	Internet	www.kpmg.ca
Canada

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Services Commission-Securities Division

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

October 19, 2009

Re: Minera Andes Inc.

Dear Sirs:

As required by National Instrument 51-102 (Canada) — Continuous Disclosure obligations, we have reviewed the information contained in the Notice of Change of Auditor for the corporation and, based upon our firm’s knowledge of the circumstances, we have no basis to agree or disagree with the information contained in the Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.